Exhibit 31

                   Clarification Notice to the Shareholders of

                            ESC MEDICAL SYSTEMS LTD.
                                 (the "Company")

This notice is published on behalf of the undersigned Messrs. Arie Genger and Barnard J Gottstein, and is addressed to all the Shareholders of the Company.

Pursuant to our demand, and in accordance to the decision of the Tel-Aviv District Court of May 25th, 1999, an Extraordinary General Meeting and an Annual General Meeting shall be convened on next Wednesday, June 23rd, 1999. In this General Meeting the Company's Shareholders will be asked to vote, among other things and according to our proposal, on the election of a new Board of Directors instead of the incumbent one.

This clarification notice is given in response to the accusation by some managers and directors of the Company about our intentions to take control of the Company. For the removal of any doubts we hereby announce that so long as our nominees are selected to the Board of Directors of the Company, we commit to ensure that a majority of the Board will consist of individuals who have no present or prior business affiliation with either of us .

This commitment is given as a public response to the claims according to which our intention is to take control of the Company. In contrast, our only intention is to ensure the selection of professional and independent directors, which would critically review management's capabilities and take whatever steps are necessary in order to return the Company to profitability and maximize value for all the Company's Shareholders.

                                   Sincerely,


         /s/ Arie Genger                           /s/ Barnard J Gottstein


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